Exhibit 99

July 16, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/Madam,

Sub: Board meeting scheduled to be held on July 19, 2025

We refer to our earlier intimation wherein we had informed that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) is scheduled to be held on Saturday, July 19, 2025 to inter-alia consider and approve the unaudited standalone and consolidated financial results of the Bank for the quarter ended June 30, 2025.

Further, we wish to inform you that at the said meeting, the Board would also consider the following proposal(s):

(i)	Declaration of a Special Interim Dividend on the equity shares of the Bank, for the Financial Year 2025-26; and

(ii)	Issue of bonus shares in accordance with the applicable provisions and subject to approval of Shareholders of the Bank.

As informed vide the earlier intimation, the window for trading in securities of the Bank is closed till Monday, July 21, 2025 for the designated employees and their immediate relatives pursuant to the Bank’s share dealing code.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight